Prime Sun Power Inc.
100 Wall Street, 21st Floor
New York, NY 10005

Via Edgar Private Correspondence Filing

April 8, 2010

U.S. Securities & Exchange Commission
Division of Corporation Finance
Attention: Mr. Morgan Youngwood
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Prime Sun Power Inc. (the “Company”)
Letter from the Commission Dated December 15, 2009 (the “Comment Letter”)
File No. 333-103647

Ladies and Gentlemen:

The Company is in receipt of the Commission’s Comment Letter addressing the Company’s Annual Report on Form 10-K for the period ended December 31, 2008, the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009 and the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.  With this response letter, the Company is responding to the Commission’s comments contained in the Comment Letter.  The Company is also providing forms of the proposed amendments to the Annual Report and Quarterly Reports.

In each case, the number of the Commission’s comment contained in the Comment Letter is set forth below, followed by the Company’s response:

Form 10-K far the Fiscal Year Ended December 31. 2008

Item 1A. Risk Factor

General

1.
The Company is a voluntary filer pursuant to Section 15(d) of the Exchange Act.  The Company has taken note of the Commission’s comment and has conformed the Annual Report accordingly, including by adding a risk factor to this effect.  The Company intends to file a Registration Statement on Form 10 with the Commission when the Company ceases to be a shell company.

U.S. Securities & Exchange Commission	Prime Sun Power Inc.
Correspondence: Division of Corporation Finance	April 8, 2010

Many of our officers and directors have other professional responsibilities, page 10

2.
At the present time, the Company has only one officer and director, Olivier de Vergnies.  Mr. Vergnies has professional responsibilities in addition to his services to our Company.  The Company has taken note of the Commission’s comment and has conformed the Annual Report accordingly.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities, Use of Proceeds from Registered Securities, page 14

3.	The Company has taken note of the Commission’s comment and has conformed the Annual Report accordingly.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 16

4.	The Company has taken note of the Commission’s comment and has conformed the Annual Report accordingly.

Notes to the Financial Statements

Note 5. Related Party Transactions, page 28

5.
The Company has taken note of the Commission’s comment and has conformed the Annual Report accordingly.  The fees for management services have been accrued as separate line items and identified as related party items in the updated financial tables. Prime Asset Finance is providing services related to management, fund raising and the implementation of the business plan.

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Controls Over Financial Reporting, page 30

6.
The Company has evaluated the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

7.	The Company has taken note of the Commission’s comment and has conformed the Annual Report accordingly.

U.S. Securities & Exchange Commission	Prime Sun Power Inc.
Correspondence: Division of Corporation Finance	April 8, 2010

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management, page 43

8.
The Company has taken note of the Commission’s comment and has conformed the Annual Report accordingly.  Mr. Hany Salem is the individual who exercises voting and dispositive power over the shares beneficially owned by Rudana Investment Group AG.

Item 13. Certain Relationships and Related Transactions and Director Independence

Loans from Rudana Investment Group AG, page 44

9.
The amount of $306,764 in loans is offset by $8,431, which Rudana Investment Group AG owed to the Company, and therefore equals $298,333.  Rudana had a $14,731 liability to the Company for certain legal fees advanced by the Company.  Thereafter, Rudana paid invoices in the amount of $6,300 on behalf of the Company.  The net difference is $8,431.  In 2009, Rudana Investment Group AG advanced $700,668 on behalf of the Company.

Exhibits

10.	The Company has taken note of the Commission’s comment and will file the second agreement with Synergy (dated May 22, 2008) as an exhibit accordingly.

11.	The Company has taken note of the Commission’s comment and has conformed the relevant exhibit accordingly.

Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009

General

12.	The Company has taken note of the Commission’s comment and has conformed the Quarterly Reports accordingly.

Exhibits

13.
The Company has taken note of the Commission’s comment and will file a copy of the Project Puglia and Project San Paolo Agreements which are fully executed as Exhibits to the Amended Form 10-Q for the Period ended March 31, 2009.  We note, however that these projects have been cancelled.  In addition, under separate cover, we will request confidentiality concerning certain pricing and other information contained in these agreements.  Such pricing information crucial to the Company’s future negotiations and planning, and it is the Company’s position that it should not be disclosed to the public.

U.S. Securities & Exchange Commission	Prime Sun Power Inc.
Correspondence: Division of Corporation Finance	April 8, 2010

As requested by the Comment Letter, the undersigned, on behalf of the Company, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

U.S. Securities & Exchange Commission	Prime Sun Power Inc.
Correspondence: Division of Corporation Finance	April 8, 2010

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein.  Thank you very much.

Sincerely yours,

/s/ Olivier de Vergnies
Olivier de Vergnies
Acting Chief Executive Officer and
Acting Chief Financial Officer

cc:	Travis L. Gering, Esq.
Wuersch & Gering LLP